GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Consolidated Financial Statements
(Stated in U.S. Dollars)

December 31, 2007

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not be reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Grand Peak Capital Corp. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Consolidated Balance Sheets
As at December 31, 2007 and 2006
(Stated in U.S. Dollars)

	Dec. 31, 2007	Dec. 31, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,606,930	$ 446,112
Marketable securities – (Note 4)	220,300	2,340
GST receivable	15,821	-
Accounts receivable	15,831	-
	1,858,882	448,452
Deposits on asset – (Note 5)	111,605	-
Equipment - (Note 6)	5,401	-
Mineral properties - (Note 7)	40,330	-
Deferred exploration and development expenses (see schedule)	235,584	-
Other	429	-
	$ 2,252,231	$ 448,452
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 238,300	$ 67,976
Loan payable – (Note 8)	404,000	342,936
	642,300	410,912
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital - (Note 9 (a))	4,350,079	2,649,089
Contributed surplus	971,859	971,859
Accumulated other comprehensive income – (Note 17)	380,937	377,085
Deficit	(4,092,944)	(3,960,493)
	1,609,931	37,540
	$ 2,252,231	$ 448,452

Continuance of Operations – (Note 1)
Contingencies – (Note 10)

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Statements of Operations and Deficit
For the three month period December 31, 2007 and the fiscal year ended December 31, 2006
(Stated in U.S. Dollars)

	Dec. 31 2007	Dec. 31, 2006
Expenses		
Amortization	$ -	$ -
Bank charges and interest	347	22,694
Consulting	-	37,617
Office	1,564	561
Professional fees	17,198	65,330
Transfer agent and regulatory filing fees	25,707	9,937
	(44,816)	(136,139)
Loss before other items:		
Interest and royalty income	18,703	31,280
Write-down of marketable securities	-	(3,892)
Write-down of long-term investments	-	-
Gain (loss) on sale of long-term investments	-	57,338
Loss of sale of marketable securities	-	(82,445)
Loss on settlement of lawsuits – (Note 10)	-	-
Excise tax re-assessment – (Note 11)	-	52,809
Gain on debt settlement – (Note 12)	-	23,633
Write-off of loan receivable – (Note 13)	-	(19,450)
Net loss for the year	(26,113)	(76,866)
Deficit, beginning of year	(4,066,831)	(3,883,627)
Deficit, end of year	$ (4,092,944)	$ (3,960,493)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	4,244,480[(1)]	7,940,089

(1) Assuming consolidation of the Company's common shares on a 5:1 basis on October 1, 2007. See Note 9 herein for additional information.

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Statement of Cash Flows
For the three month period December 31, 2007 and the fiscal year ended December 31, 2006
(Stated in U.S. Dollars)

	Dec. 31 2007	Dec. 31, 2006
Operating Activities		
Net Income (Loss) for the year	$ (26,113)	$ (76,866)
Adjustment for items which do not involved cash:		
Amortization	-	-
Unrealized foreign exchange	-	-
Write-down of long-term investments	-	-
(Gain) loss on sale of long-term investments	-	(57,338)
Write-off of loan receivable	-	19,450
Gain on debt settlement	-	(23,633)
Loss of sale of marketable securities	-	82,445
Write-down of marketable securities	-	3,892
	(26,113)	(52,050)
Changes in non-cash working capital components:		
GST receivable	(15,821)	-
Marketable securities	2,340	-
Accounts receivable	(15,831)	629
Accounts payable and accrued liabilities	170,323	(49,132)
Loan payable	61,064	43,557
	175,962	(56,996)
Investing Activities		
Deposits on asset	(111,605)	-
Purchase of marketable securities	(220,300)	13,452
Equipment	(5,401)	-
Mineral properties	(121,752)	-
Deferred exploration and development	(154,162)	-
Other	(429)	-
	(613,649)	13,452
Financing Activities		
Common shares issued for cash	1,700,991	487,000
Effect of foreign exchange on cash	(102,486)	(11,736)
Net cash provided (used) during the year	1,160,818	431,720
Cash and cash equivalents, beginning of year	446,112	14,392
Cash and cash equivalents, end of year	$ 1,606,930	$ 446,112

See accompanying notes to the financial statement

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 1

1.      NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is listed on the TSX Venture exchange. The Company changed its name to Grand Peak Capital Corp. on November 15, 2007. The Company changed its year end from December 31 to September 30 in 2007.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has an accumulated operating deficit of $4.0 million at December 31, 2007 (2006 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to continue as a going-concern, the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheets.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries. All intercompany balances have been eliminated.

The Company’s wholly-owned subsidiaries and operating status are as follows:

Subsidiary	Status
Lucky Minerals Inc.	Active
2801 Shangri-La Ltd.	Active
0808964 B.C. Ltd.	Active
0809411 B.C. Ltd.	Active
Digital Labs Inc.	Inactive
Midland Holland Ltd.	Inactive
Person Finance Ltd	Inactive

Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 2

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Key areas where management has made complex or subjective judgements include, fair value of certain assets; accounting for amortization; mineral asset impairment assessments; environmental obligations; income taxes and contingencies.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, and loan payable.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values on the Consolidated Balance Sheet.  The fair values are the same as the carrying values due to their short-term nature.

Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition.

The fair value of marketable securities, and loan payable are disclosed in the respective notes to the financial statements.

Mineral Properties and Deferred Exploration and Development Cost

Mineral properties, including options to mineral claims, are stated at cost.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and assigned value, if any, of share considerations given for mineral properties and exploration and development costs incurred.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is an impairment in the carrying values of those mineral properties.

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property.  At such times as the Company loses or abandons title on its interest in property, the accumulated expenditures on such property are charged to operations.  If any property reaches commercial production, the applicable costs of the mineral property and the deferred exploration and development expenditures will be amortized against related production revenues on the unit of production method, based on the property’s estimated reserves.  Properties which have reached a production stage will have a gain or loss calculated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 3

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Based on the information available to date, the Company has not yet determined whether the mineral properties it is exploring and developing contain economically recoverable reserves.  The recoverability of the amounts capitalized as mineral properties and deferred exploration and development costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development programs and upon future profitable production.

The amounts shown for mineral properties and deferred exploration and development expenses represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon various factors as noted above.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental Protection and Rehabilitation Costs

The Company’s policy relating to environmental protection and land rehabilitation programs is charged to income for any such costs incurred during the year.  Presently, the Company does not foresee the necessity to make any material expenditures in this area.

Impairment of Long-Lived Assets

The company reviews long-lived assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset or net realizable value.

Equipment

Equipment consists of office equipment, computer equipment and leaseholds.  The office equipment and computer equipment and leaseholds are recorded at cost and amortized at an annual rate of 20% to 45% using the declining balance method.

Risk Management

Environmental risk:
The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mining activity.  The Company is currently in the exploration stages with its mineral interests and has not determined whether significant site reclamation costs will be required.  The Company would record liability for site reclamation only when reasonably determinable and quantifiable.

Portfolio risk:
The Company has marketable securities which are subject to significant price and market volatility.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 4

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Interest rate, foreign currency and credit risk:
The Company is not currently exposed to significant interest rate or credit concentration risk. The Company is currently exposed to foreign currency fluctuations.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As of December 31, 2007, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of long-lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and the assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of shareholders’ equity under accumulated other comprehensive income.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 5

Royalty income

The Company records royalty income when earned.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years' figures have been reclassified to conform with the current period's financial statement presentation.

3.  RELATED PARTY TRANSACTIONS

During the first quarter ended December 31, 2007, there were no related party transactions.

During 2006, the Company’s former President’s private company charged $38,463 in management fees and $22,327 in interest on the amounts advanced in 2006 and 2005. The former president received marketable securities and long-term investments valued at $71,138 for management fees, advance repayment and partial interest repayment. The Company recorded a gain on sale of long-term investments of $44,099, a write-down of marketable securities of $3,892 and a loss on sale of marketable securities of $81,597, a result of these settlements.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 6

4.  MARKETABLE SECURITIES

The Company owns publicly-traded securities classified as held for trading as follows:

5. DEPOSITS ON ASSET

The Company’s deposits consist of cash deposits of $111,605 on the purchase of a real estate condominium totalling $1,116,050 with the balance to be paid as follows:

- $111,605 on July 1, 2008;
- $55,803 on January 1, 2009; and
- $837,037 due upon completion.
6. EQUIPMENT

	Cost	Accumulated Amortization	2007 Net	2006 Net
Computer equipment	$56,638	$51,237	$5,401	$–
Furniture and equipment	33,343	33,343	–	–
Leaseholds	3,880	3,880	–	–
	$93,861	$88,460	$5,401	$–

7. MINERAL PROPERTIES

Amos and Vassan

Pursuant to an Option Agreement dated February 20, 2007, the Company acquired the right to acquire a 100% interest in two mineral properties located in the Abitibi region of the Province of Quebec, Canada, consisting of 75 mineral claims by paying cash of $10,000CDN. If an economic discovery is made on the property, the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return royalty ("NSR") of which 1% of the NSR may be purchased for $1,000,000.

Nico

Pursuant to an Option Agreement dated June 20, 2007, the Company acquired the right to acquire a 100% interest in 51 mineral claims located in the Abitibi region of the Province of Quebec, Canada by paying cash of $20,000CDN. The property is subject to the same economic discovery commitments and NSR as the above-noted February 20, 2007 Option Agreement.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 7

8.      LOAN PAYABLE

The Company owes the former President’s private company $404,000 at December 31, 2007 (2006 - $342,936) plus accrued interest of 67,938 (2006 - $37,093), which has been included in accounts payable and accrued liabilities.  The loan is an unsecured demand loan bearing interest at 6% per annum.

Refer to Note 3.

9.  SHARE CAPITAL

  a) Authorized share capital consists of unlimited common shares without par value.

	December 31,				December 31,
	2007				2006
	Number of Shares		$		Shares	$
Balance, beginning of quarter	17,333,514			3,279,089	5,933,514		2,162,089
Shares issued for warrants	–			–	–		–
Private placement	5,000,000			1,070,990	5,100,000		487,000
Balance, end of year	22,333,514			4,350,079	11,033,514		2,649,089
Consolidation – 5:1	8,466,702	(1)		–	–		–
(1)      On November 20, 2007, the Company consolidated all of the issued and outstanding shares of the Company at a ratio of five currently issued and outstanding shares for one new share.

Private placement

Private placement consisted of 5,000,000 units at a price of $0.28 per unit. Each unit consisted of one share and one share purchase warrant and the expiry of 2,600,000 warrants at $0.165.

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to grant options up to 10% of the issued and outstanding common stock of the Company to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the price permitted by the TSX Venture Exchange.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Stated in U.S. Dollars) – Page 8

SHARE CAPITAL - cont’d

b) Stock Options

No options have been granted in 2007.

c) Warrants

	December 31, 2007		December 31, 2006
	Number of Shares	Weighted Price	Number of Shares	Weighted Price
Opening balance	5,100,000	0.13	–	–
Expired	(2,500,000)	0.10	–	–
Granted during the year	3,800,000	0.13	5,1000,000	0.13
Closing balance	6,4000,000	0.14	5,1000,000	0.13
Weighted remaining life in years		1.03	0.61

10. EXCISE TAX RE-ASSESSMENT

Upon appeal, the Company received a Good and Services Tax refund of $52,809 during 2006 for prior input tax credits incurred and previously denied by the Canada Revenue Agency.

11. WRITE-OFF OF LOAN RECEIVABLE

During 2006, the Company wrote-off as uncollectible a loan from a former consultant of $17,113 plus accrued interest of $2,337.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

There were no significant non-cash transactions in fiscal 2007.

During the year ended September 30th, 2006, the Company settled $42,088 in loans payable and $29,050 in accounts payable and accrued liabilities to the former President’s private company by transferring marketable securities and long-term investments valued at a cost of $112,528.